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                              April 17, 2024

       Tianhang Xiao
       Chief Executive Officer, Director, and Chairman
       Xuhang Holdings Ltd
       Building 2, Shangtanghe 198 Cultural and Creative Park
       198 Shenban Road
       Gongshu District, Hangzhou City, Zhejiang Province
       The People   s Republic of China, 310000

                                                        Re: Xuhang Holdings Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed March 25,
2024
                                                            File No. 333-271029

       Dear Tianhang Xiao:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 20, 2024 letter.

       Amendment No. 3 to Registration Statement on Form F-1

       Resale Prospectus, page ALT-1

   1. We note your response to prior comment 7. Given the size of the resale offering relative to the number of shares
being offered in the IPO, please provide us with a detailed analysis as to why you believe
the resale transaction is appropriately characterized as a secondary offering that is
eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling
shareholders are acting as conduits in a distribution to the public and are therefore
underwriters selling on your behalf. For guidance, please refer to Question
                                                        612.09 of our
Securities Act Rule Compliance and Disclosure Interpretations, which is available on our
website. Tell us why the selling shareholders are not subject to any of the lock-up provisions
described in the prospectus, and whether the underwriter sought to
 Tianhang Xiao
Xuhang Holdings Ltd
April 17, 2024
Page 2
      have the selling shareholders subjected to lock-up arrangements. Tell us whether and why the underwriter believes it will be able to successfully place the securities to be sold in the
      IPO and facilitate creation of a public market in your securities despite the availability of
      6,533,578 shares that the selling shareholders could attempt to offer and sell into such market once trading commences. Please expand to tell us the purpose of the resale transaction and the reason it is being registered at this time and simultaneously with the
      IPO.

       Please contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                              Sincerely,
FirstName LastNameTianhang Xiao
                                                              Division of
Corporation Finance
Comapany NameXuhang Holdings Ltd
                                                              Office of Trade &
Services
April 17, 2024 Page 2
cc:       Ying Li, Esq.
FirstName LastName